Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.                                       Thomson Financial/Carson
Joseph Tung, CFO / Vice President               Mylene Kok, Regional Director        Daniel Loh
Freddie Liu, Assistant Vice President           Judith Walls, Vice President         Director
Tel: + 886-2-8780-5489                          + 65-879-9881                        + 1-212-701-1998
Fax: + 886-2-2757-6121                          mylene.kok@tfn.com.sg                dan.loh@tfn.com
Investor_relations@asek.asetwn.com.tw           judith.walls@tfn.com.sg
http://www.aseglobal.com

                    ADVANCED SEMICONDUCTOR ENGINEERING, INC.
                     ANNOUNCES SEPTEMBER 2001 NET REVENUES

Taipei, Taiwan, R.O.C., OCTOBER 8, 2001 - Advanced Semiconductor Engineering, Inc. (NYSE: ASX, TAIEX: 2311), announces its unaudited consolidated net revenues and the unaudited net revenues for its packaging operations in Kaohsiung for the month of September 2001.

Consolidated Monthly net revenues (unaudited) *

                     Sep         Aug        Sep       Sequential       YoY
(NT$ Million)        2001        2001       2000        Change        Change
                    ------------------------------------------------------------
Net Revenues         3,044      2,828      4,759         +7.6%        -36.0%


                     Q3          Q2         Q3        Sequential       YoY
(NT$ Million)        2001        2001       2000        Change        Change
                    ------------------------------------------------------------
Net Revenues         8,377      8,482     13,904        -1.2%         -39.8%

Monthly net revenues for packaging operations in Kaohsiung (unaudited)

                     Sep         Aug        Sep       Sequential       YoY
(NT$ Million)        2001        2001       2000        Change        Change
                    ------------------------------------------------------------
Net Revenues         1,646      1,561      2,516         +5.5%        -34.6%

                     Q3          Q2         Q3        Sequential       YoY
(NT$ Million)        2001        2001       2000        Change        Change
                    ------------------------------------------------------------
Net Revenues         4,566      4,287      7,226         +6.5%       -36.8%

* Such consolidated net revenues include, in addition to net revenues of ASE Inc.'s packaging operations in Kaohsiung, net revenues of majority owned subsidiaries such as ASE Test Limited, ASE (Chung Li) Inc., ASE (Korea) Inc., ASE Holding Electronics (Philippines) Inc. and ASE Material Inc.